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March 20, 2020

Mr. Joshua Shainess, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:        Jumei International Holding Limited

Schedule 13E-3 filed February 26, 2020

Filed by Jumei International Holding Limited

File No. 005-88610

Schedule TO-T Filed February 26, 2020

Schedule TO-C Filed February 25, 2020

Filed by Jumei Investment Holding Limited, Super ROI Global, Holding Limited, and Leo Ou Chen

File No. 005-88610

Dear Mr. Shainess:

On behalf of Jumei Investment Holding Limited, Super ROI Global Holding Limited, and Leo Ou Chen (together, the “Offeror Group”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 13, 2020 with respect to the Schedule 13E-3, File No. 005-88610 (the “Schedule 13E-3”) filed on February 26, 2020 by Jumei International Holding Limited (“Jumei,” or the “Company”) and the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, File No. 005-88610 (the “Schedule TO-T”), and Schedule TO-C, File No. 005-88610 (the “Schedule TO-C”), filed by the Offeror Group on February 26, 2020 and February 25, 2020, respectively. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Offeror Group.

Securities and Exchange Commission

March 20, 2020

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Offer to Purchase (“Offer to Purchase Amendment No. 1”), filed as Exhibit (a)(1)(ix) to the Amendment No. 1 to the Schedule TO-T (“Schedule TO-T Amendment No. 1”), concurrently with the submission of this letter in response to the Staff’s comments. Offer to Purchase Amendment No. 1 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of Offer to Purchase indicating changes made by Offer to Purchase Amendment No. 1 against the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T on February 26, 2020 (the “Offer to Purchase”), is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Offer to Purchase Amendment No. 1.

The Offeror Group will disseminate the Schedule TO-T Amendment No. 1, together with Offer to Purchase Amendment No. 1 and other newly filed exhibits, as soon as possible.

Schedule 13E-3

General

1.	We note that members of the Offeror Group are not named as filing persons. We also note that Mr. Leo Ou Chen is the ultimate beneficial owner of Parent and Purchaser, and is the controlling shareholder of the Company. Please provide us with your analysis as to why Jumei Investment Holding Limited, Super ROI Global Holding Limited, and Mr. Chen are not named as filing persons. Alternatively, revise to include them as filers on the Schedule 13E-3 and ensure that all of the disclosure required by that Schedule is provided as to them individually, to the extent not already included.

In response to the Staff’s comment, we respectfully submit that the Offeror Group understands (i) pursuant to General Instruction J under Rule 14d-100 and General Instruction I under Rule 13e-100, the filing of a combined statement on Schedule TO and Schedule 13E-3 under the cover of Schedule TO is permitted if the proposed tender offer is also a going private transaction; and (ii) pursuant to the Staff’s answer to Question 117.02 under the Compliance and Disclosure Interpretations issued by the Staff on January 26, 2009 named “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3,” a joint filing is “permissible,” instead of “required,” where an issuer and its affiliate are engaged in a Rule 13e-3 going private transaction. Based on such understanding, the Offeror Group filed the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO on February 26, 2020, instead of joining in the Company’s Schedule 13E-3 filing on the same date.

Securities and Exchange Commission

March 20, 2020

2.	We note your disclosure that between January 2 – January 10, 2020, Mr. Chen participated in discussions with his advisors regarding acquiring all Class A Ordinary Shares not already owned by him and his affiliates. These discussions, according to your disclosure, included a summary analysis of steps, legal requirements and an estimated timeline for a transaction. Given that these discussions began on January 2, 2020, explain in your response letter why Mr. Chen and his affiliates did not file a Schedule 13D amendment until his take-private proposal was submitted to Jumei on January 11, 2020.

In response to the Staff’s comment, we respectfully submit that prior to submitting the preliminary proposal to the Company on January 11, 2020, the discussions between Mr. Chen and his advisors (namely, his U.S. legal counsel) were merely exploratory discussions for the purpose of providing Mr. Chen with legal analysis and factual considerations, so that he could make an informed decision on whether and how he could possibly acquire all Class A Ordinary Shares not already owned by him and his affiliates. Given such discussions were exploratory and preliminary in nature, Mr. Chen believed they did not amount to a material change required to be disclosed under Rule 13d. Mr. Chen made the decision on the acquisition on January 11, 2020 when he sent his preliminary proposal to the board of directors of the Company on the same date. On January 13, 2020, the first business day following the delivery of his preliminary proposal, Mr. Chen filed a Schedule 13D amendment disclosing his intent of acquisition.

3.	We note that Parent, Purchaser, and Mr. Chen filed an amended Schedule 13D but do not disclose that they became a member of a group. Given their joint filing agreement and their status as offerors for the tender offer, please provide your analysis as to why they are not members of a beneficial ownership group. Refer to Rule 13d-5(b). Alternatively, file an amended Schedule 13D reflecting group status.

In response to the Staff’s comment, we respectfully submit that the Offeror Group understands that terms of “two or more persons” who can form a group under Rule 13d-5(b) should be reasonably interpreted to refer to “two or more independent entities,” because only entities independent and separate from each other can “agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.” As a result, the term “group” under Rule 13d-5(b) serves little purpose for members of a single corporate family where one member is the parent of, and directs all decisions and acts of, other members, as under such circumstances, only a “direction,” instead of “agreement to act together,” was made for the relevant actions. Based on such understanding, the Offeror Group believes that they are not a “group” under 13d-5(b) because neither of Parent nor Purchaser is an “independent entity” separate from Mr. Chen. Instead, both Parent and Purchaser are (i) wholly-owned subsidiaries of Mr. Chen, (ii) established for the sole purpose of holding Mr. Chen’s equity investment, and (iii) having no corporate authority or management organization other than their sole director, Mr. Chen. Therefore, they and Mr. Chen should be deemed as members of one single corporate family, within which equity securities of Jumei owned by Parent through Purchaser are beneficially owned by Mr. Chen, and only Mr. Chen’s intent, instead of an agreement among Mr. Chen, Parent and Purchaser, was executed in the proposed acquisition of all Class A Ordinary Shares of Jumei not owned by the Offeror Group.

Securities and Exchange Commission

March 20, 2020

Schedule TO-T – Exhibit (a)(1)(i) – Offer to Purchase for Cash

4.	We note that tendering ADS holders whose securities are purchased in the offer will receive the offer consideration, less the ADS cancellation fee and the ADS depositary service fee. In your response letter, provide your analysis as to how this complies with the best-price provisions of Rule 14d-10.

In response to the Staff’s comment regarding the ADS cancellation fee, we respectfully submit that the Offeror Group are paying the same price, $2.0 per Class A Ordinary Share or $20.0 per ADS, to all holders of Class A Ordinary Shares and ADSs. The $0.05 per ADS cancellation fee is charged by the Bank of New York Mellon, the ADS depositary of the Company (“BNYM”), for the cancellation of the tendered ADSs pursuant to the Deposit Agreement entered into among the Company, BNYM and holders of ADSs on May 15, 2014 (the “Deposit Agreement”). Such cancellation fee, similar to brokerage commission fees charged by the securities intermediaries engaged by ADS holders, is in nature a service fee familiar to and accepted by the holders of ADSs to be charged by a third party. In addition, to the actual knowledge of the Offeror Group, there are currently only two record holders of Class A Ordinary Shares of the Company in addition to BNYM, holding less than 1,000 Class A Ordinary Shares, and both such record holders paid the $0.05 per ADS cancellation fee earlier when converting the ADSs into Class A Ordinary Shares pursuant to the Deposit Agreement. For those ADS holders not tendering the ADSs in the Offer, a same ADS cancellation fee of $0.05 per ADS will be charged by BNYM in the following Merger. Therefore, all current holders of Class A Ordinary Shares and ADSs, excluding BNYM, have been, or are currently, subject to the same cancellation fee requirement under the Deposit Agreement, and either have paid, or will pay, such ADS cancellation fee at the same fee rate. We believe that complies with the best-price provisions of Rule 14d-10.

Securities and Exchange Commission

March 20, 2020

In response to the Staff’s comment on the ADS depositary service fee, we respectfully submit that BNYM has confirmed no ADS depositary service fee will be assessed for the tendered ADSs, and the Offer to Purchase has been revised accordingly. Please refer to page 3 of Offer to Purchase Amendment No. 1.

Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger, page 10

5.	Your disclosure of the purpose of the proposed transaction appears to have been generally applicable at any time during the Company’s history. Therefore, please revise to state why Parent is pursuing this transaction now as opposed to at any other time.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 2 of Offer to Purchase Amendment No. 1.

6.	Parent states its belief that one of the anticipated benefits that would follow from Jumei being a privately held company includes the elimination of burdens such as “preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002.” Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure was added to page 2 of Offer to Purchase Amendment No. 1.

Securities and Exchange Commission

March 20, 2020

Position of the Offeror Group Regarding Fairness of the Offer and Merger, page 12

7.	Expand your discussion of the factors upon which the fairness determination is based to address factors such as historical market prices, net book value, and future prospects of the Company. Refer to Instruction 2 to Item 1014 of Regulation M-A.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to pages 3 and 5 of Offer to Purchase Amendment No. 1.

8.	Affirmatively state whether or not the transaction has been structured so that approval of at least a majority of unaffiliated security holders would be required. Refer to Item 1014(c).

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 4 of Offer to Purchase Amendment No. 1.

9.	Provide the disclosures required by subsections (d) and (e) of Item 1014.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to pages 3 and 4 of Offer to Purchase Amendment No. 1.

10.	We note that the Offeror Group lists as a factor the fairness opinion received by the Special Committee from its financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Offeror Group has adopted Holihan Lokey’s analysis as its own.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 4 of Offer to Purchase Amendment No. 1.

11.	Address whether the Offeror Group considered as a factor the required termination fee to be paid by the Company to Parent in the event the Merger Agreement is terminated.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 4 of Offer to Purchase Amendment No. 1.

Securities and Exchange Commission

March 20, 2020

Source and Amount of Funds, page 39

12.	We note reference to “other sources of immediately available funds available to Purchaser and Parent.” Disclose the nature of these sources and quantify how much you anticipate drawing from these sources for the offer.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to pages 2, 5 and 6 of Offer to Purchase Amendment No. 1.

13.	You disclose that Jumei and its subsidiaries hold approximately $49 million cash in RMB in bank accounts in China, which will be exchanged into U.S. dollars “using the foreign exchange quota available to it and through other means permitted under applicable law.” Given the various foreign exchange control restrictions under PRC law, please quantify the amount of these funds that Purchaser anticipates will be readily available for use in connection with this offer. To the extent that there is a risk these funds will not be available when needed due to exchange controls, please discuss where appropriate.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 5 of Offer to Purchase Amendment No. 1.

14.	Confirm that you will file the definitive loan agreement for the debt financing commitment as an exhibit to the Schedule TO once it is available. Refer to Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group will file the definitive loan agreement for the debt financing commitment as an exhibit to the Schedule TO once it is available.

Conditions to the Offer, page 41

15.	We note that the Offer is conditioned on Purchaser acquiring minimum financing. Given that the Offer will be financed through a combination of cash on hand, various lines of credit, and a third party debt financing (which is itself subject to the satisfaction of certain conditions), please provide additional details regarding the operation of this condition, such that shareholders may ascertain when the offer will be considered fully financed.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 6 of Offer to Purchase Amendment No. 1.

Securities and Exchange Commission

March 20, 2020

16.	Refer to our prior comment above. Generally, when an offer is conditioned on the ability of a party to obtain financing, a material change will occur in the information previously disclosed when the offer becomes fully financed. Confirm that you will promptly file an amendment to the Schedule TO and disseminate disclosure of such a material change.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group will file and disseminate an amendment to the Schedule TO when the Financing Condition is fulfilled.

17.	You state that the Offer conditions may be waived by Purchaser “in its sole discretion, in whole or in part, at any time.” This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Purchaser to terminate the offer or cancel the obligation to accept tenders, and Purchaser elects to proceed with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser’s understanding of its obligation to disclose material changes.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 6 of Offer to Purchase Amendment No. 1.

18.	Condition (vi) to the offer requires that Jumei shall have performed or complied in all material respect with all agreements or obligations required to be performed or complied with by it under the Merger Agreement. Given that Jumei is the Schedule 13E-3 filing person and is controlled by Mr. Chen, we are concerned that this condition could render the offer illusory, in contravention of Section 14(e), since the condition appears to be within the control of Purchaser and its affiliates. Please revise this condition or provide us with your analysis supplementally if you do not agree.

In response to the Staff’s comment, we respectfully submit that most of the agreements or obligations required to be performed or complied with by the Company under the Merger Agreement are related solely to the underlying merger transaction, and the Company’s actions relating to such agreements or obligations are under the direction and supervision of the Special Committee without the influence from Mr. Chen. Mr. Chen undertakes that he will not cause the Company or any of its affiliates to deliberately breach the agreements or obligations under the Merger Agreement.

Securities and Exchange Commission

March 20, 2020

19.	With respect to condition (viii), please amend the Offer materials to advise whether the effect of the current virus outbreak and its potential negative impact on the operation of Jumei and its business partners constitutes a “material adverse effect,” triggering this condition, and if so, whether or not you are waiving that condition.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 6 of Offer to Purchase Amendment No. 1.

Schedule TO-C filed February 25, 2020

Safe Harbor Statement

20.	The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the offer or future offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group will refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provisions in any future press releases or other communications relating to the Offer.

*             *             *

If you have any questions regarding the foregoing or wish to discuss any aspect of Schedule TO-T Amendment No. 1, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang

Enclosures

cc:

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

Z. Julie Gao

Michael J. Mies

Skadden, Arps, Slate, Meagher & Flom LLP

Stephanie Tang

Hogan Lovells